December 21, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina V. Dorin

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-184489) of BreitBurn Energy Partners L.P. and BreitBurn Finance Corporation (the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, and on behalf of the Registrants, the Registrants hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Thursday, December 27, 2012, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants hereby further acknowledge that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) thereof, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (213) 225-5900 with any questions regarding this matter.

Very truly yours,

BREITBURN ENERGY PARTNERS L.P.

By:	BreitBurn GP, LLC, its general partner

By:	/s/ Halbert S. Washburn
Name:	Halbert S. Washburn
Title:	Chief Executive Officer

BREITBURN FINANCE CORPORATION

By:	/s/ Halbert S. Washburn
Name:	Halbert S. Washburn
Title:	Co-Chief Executive Officer

cc:	Roberta E. Kass, BreitBurn Energy Partners L.P.

Shelley A. Barber, Vinson & Elkins L.L.P.